UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the period ended March 31, 2007

Commission File Number 001-32570

Entrée Gold Inc.
Suite 1201–1166 Alberni Street, Vancouver, BC V6E 3Z3
Tel : 604-687-4777 Fax : 604-687-4770
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ]        No [X]

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2007
(In United States Dollars unless stated otherwise)

1.	INTRODUCTION

This discussion and analysis of financial position, results of operations (“MD&A”) and cash flows of Entrée Gold Inc. (the Company) should be read in conjunction with the audited consolidated financial statements of the company for the quarter ended March 31, 2007. Additional information relating to the Company, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com. The effective date of this MD&A is May 10, 2007.

These quarterly financial statements have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America (“US GAAP”).

In this MD&A, all dollar amounts are expressed in United States dollars, unless otherwise specified such as “Cdn $” or “C$” for Canadian dollars. All references to “common shares” refer to the common shares in our capital stock.

As used in this quarterly report, the terms “we”, “us”, “our”, the “Company” and “Entrée” mean Entree Gold Inc. and our wholly-owned subsidiaries Entrée LLC, unless otherwise indicated. We have three wholly-owned subsidiaries companies:
Entrée LLC, a Mongolian limited liability company
Entrée U.S Holdings Inc., a British Columbia corporation
Entrée Gold (US) Inc., an Arizona corporation

This MD&A contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors“ that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration and a Qualified Person as defined by National Instrument 43-101, is responsible for the preparation of technical information in this MD&A.

2.	OVERVIEW

We are an exploration stage resource company engaged in exploring mineral resource properties. We have exploration properties in Mongolia and Arizona, USA. In Mongolia, we hold four mineral exploration licenses granted by the Mineral Resources and Petroleum Authority of

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2007
(In United States Dollars unless stated otherwise)

Mongolia, a division of the government of Mongolia. All of these mineral exploration licenses have been registered in the name of our Mongolian subsidiary Entrée LLC.

We have also entered into an option agreement to acquire a property in the Safford district of Arizona, USA.

The Company trades on three stock exchanges: the Toronto Stock Exchange (TSX:ETG), the American Stock Exchange (AMEX:EGI) and the Frankfurt Stock Exchange (FWB:EKA, WKN 121411).

Equity Participation and Earn-In Agreement with Ivanhoe Mines Ltd.

We entered into an arm’s-length Equity Participation and Earn-In Agreement dated October 15, 2004, with Ivanhoe Mines Ltd. (”Ivanhoe“), an unrelated Yukon corporation which owns a copper-gold deposit known as Oyu Tolgoi, or ‘Turquoise Hill’, which is located adjacent to our Lookout Hill property. This agreement provided that, upon satisfaction of certain conditions, Ivanhoe would:

•	subscribe for 4,600,000 units of our company for C$1.00 per unit, with each unit consisting of one common share of our company and one share purchase warrant entitling the holder to purchase one additional common share of our company for a purchase price of C$1.10 for two years from the date of purchase. Ivanhoe subsequently exercised the warrants and now owns 14.7% of Entrée.
•	have the right, during an earn-in period beginning on closing of the subscription for units and ending, at the latest, on the eighth anniversary of that closing date (subject to earlier expiration as specified in the agreement), to earn a participating interest in a mineral exploration and, if warranted, development and mining project to be conducted by Ivanhoe Mines Ltd. on a portion of our company’s Lookout Hill property consisting of approximately 40,000 hectares of the land area of our Lookout Hill property shown on the map below. The amount of the participating interest in the project will vary depending on the amount of money that Ivanhoe expends on the project during the earn-in period, but the agreement provides that Ivanhoe can earn a 51% interest by expending an aggregate of at least $20,000,000 during the earn-in period, a 60% interest by expending an aggregate of at least $27,500,000 during the earn-in period, or a sliding percentage interest, depending on the depth from which minerals are extracted from the project, of between 70% and 80% by expending an aggregate of at least $35,000,000 during the earn-in period. To December 31, 2006, Ivanhoe has advised us that they have spent approximately $17 million on the project.
•	have the right to nominate one member of our Board of Directors until the earlier to occur of (a) the expiration of the earn-in period, or (b) the date upon which Ivanhoe ceases to own at least ten percent (10%) of our issued and outstanding common shares (assuming the exercise by Ivanhoe of all securities convertible into our common shares).

In addition, the Equity Participation and Earn-In Agreement gives to Ivanhoe a pre-emptive right to such percentage of any offering of securities of our company as will enable them to preserve their ownership percentage in our company which, after the acquisition of the 4,600,000 units,

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2007
(In United States Dollars unless stated otherwise)

would be approximately 9% prior to exercise of any of their share purchase warrants and could, upon the exercise of the latter, go as high as 17% of our issued and outstanding common shares. In June 2005, Ivanhoe exercised its 4,600,000 share purchase warrants (see below).

The portion of our property subject to the Equity Participation and Earn-In Agreement, which is referred to in the agreement as the “Project Property”, is shown below:

Entree Gold Inc./Ivanhoe Mines Ltd.
Project Property Boundaries

Togoot
Unexplored
Ring Dyke
Bayan Ovoo
Shivee Tolgoi
Shivee Tolgoi
Zone I / II
Zone III
Copper Flats
West Grid
Hugo Dummett
8,500 hectares
Ivanhoe Mines
Oyu Tolgoi
Javhlant
Legend
Gold Prospects
Copper Prospects
N
0
10
kilometres
100% Entree Gold Inc.
(139,500 hectares)
Entree - Ivanhoe Project Property
(~40,000 hectares)
Oyu Tolgoi Mining Licence

We closed the private placement described in the Equity Participation and Earn-In Agreement on November 9, 2004, at which time Ivanhoe purchased the 4,600,000 units described above.

We believe that the Equity Participation and Earn-In Agreement represents a significant milestone in the development of our company. It has enabled us to raise money that we can use to pursue our exploration activities on the balance of our Lookout Hill property and elsewhere. It has the potential, depending on how much money Ivanhoe actually expends on the project during the earn-in period, to enable the exploration of that portion of our Lookout Hill property at little or no cost to our company.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2007
(In United States Dollars unless stated otherwise)

Investment by Rio Tinto in Entrée Gold Inc.

In June 2005, Rio Tinto (one of the world’s largest mining and exploration companies), through its wholly owned subsidiary, Kennecott Canada Exploration Inc. (collectively, ”Rio Tinto“) completed a private placement into Entrée, whereby they purchased 5,665,730 units at a price of C$2.20 per unit, which consisted of one Entrée common share and two warrants (one ”A“ warrant and one ”B“ warrant). Two ”A“ warrants entitle Rio Tinto to purchase one Entrée common share for C$2.75 within two years; two ”B“ warrants entitle Rio Tinto to purchase one Entrée common share for C$3.00 within two years. Proceeds from Rio Tinto’s investment were $10,170,207. Ivanhoe exercised its pre-emptive right to maintain proportional ownership of Entrée’s shares and thereby exercised its warrant for 4,600,000 shares at C$1.10, resulting in proceeds to Entrée of $4,069,214. In July Ivanhoe took part in the private placement, purchasing 1,235,489 units, resulting in further proceeds to Entrée of $2,217,209. Rio Tinto purchased an additional 641,191 units of the private placement to maintain proportional ownership, resulting in further proceeds of $1,150,681.

At March 31, 2007, Ivanhoe now owns approximately 14.7% of Entrée’s issued and outstanding shares with the potential to hold up to a total of 16.2% upon the exercise of warrants.

At March 31, 2007, Rio Tinto now owns approximately 8.9% of Entrée’s issued and outstanding shares with the potential to hold up to a total of 16.3% upon the exercise of warrants.

Ivanhoe is required to vote its shares as our board of directors direct on all matters pertaining to the appointment of directors, the appointment and remuneration of our auditors and all other matters to be submitted to our stockholders except for ”extraordinary“ matters. ”Extraordinary“ matters are matters requiring a special majority (66.33%), the vote of a majority of disinterested stockholders and matters where Ivanhoe or Rio Tinto is precluded from voting.

Investment by Rio Tinto in Ivanhoe Mines Ltd.

In October 2006, Rio Tinto announced that it had agreed to invest up to $1.5 billion to acquire up to a 33.35% interest in Ivanhoe. The proceeds from this investment were targeted to fund the joint development of the Oyut Tolgoi copper-gold project. The Company believes this investment is a major vote of confidence by one of the world’s pre-eminent mining companies in both the Oyu Tolgoi deposit and in the country of Mongolia.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2007
(In United States Dollars unless stated otherwise)

Corporate Information

Our corporate headquarters are located in Vancouver, British Columbia, but we conduct all of our operations in Mongolia through our wholly-owned subsidiary, Entrée LLC. We maintain an office for this purpose in Ulaanbaatar, the capital of Mongolia. Our Mongolian office is staffed by our Vice-President, Exploration, an operations manager, an office administrator, two office assistants, and a full-time accountant.

We believe that Entrée is in sound financial condition and well positioned to build upon the value of our company, both in terms of our arrangement with Ivanhoe and our exciting and promising prospects elsewhere. As part of our ongoing strategy, we are also actively seeking quality acquisitions to complement our existing portfolio. In February 2006, Entrée entered into an option agreement to acquire three licenses in northwestern Mongolia, collectively referred to as the Oyut Tolgoi project. Based on due diligence conducted, we chose not to proceed with the acquisition of these licenses. In May 2006, Entrée entered into an option agreement to acquire the Sol Dos prospect in southeastern Arizona, USA. The Company conducted geophysical surveys in the fall of 2006, to delineate potential drill targets. Results of this preliminary exploration program were announced in January 2007. A drilling program began in 2007.

Mineral Resource Estimate

On February 1, 2006, Entrée announced that a mineral resource estimate prepared by Ivanhoe under the supervision of AMEC Americas Limited (”AMEC“) had delineated an initial Inferred Resource for the northern extension of the Hugo North deposit (the ”Hugo North Extension“) on the Copper Flats area of Entrée’s Shivee Tolgoi license, in the South Gobi region of Mongolia. The drilling and exploration work that resulted in the preparation of this Inferred Resource estimate was conducted in order for Ivanhoe to earn an interest in Lookout Hill.

In March 2007, the Company announced that an updated mineral resource estimate had been calculated, based on in-fill drilling conducted by Ivanhoe through November 1, 2006. The updated mineral resource estimate was prepared by AMEC Americas Limited (”AMEC“) and the corresponding technical report was filed on April 3, 2007 on SEDAR (www.sedar.com). At a 0.6% copper equivalent cut-off, the Hugo North Extension is now estimated to contain an Indicated Resource of 117 million tonnes grading 1.80% copper and 0.61 g/t gold (a copper equivalent grade of 2.19%). This Indicated Resource is estimated to contain 4.6 billion pounds of copper and 2.3 million ounces of gold. In addition, the Hugo North Extension is estimated to contain an inferred resource of 95.5 million tonnes grading 1.15% copper and 0.31 g/t gold (a copper equivalent grade of 1.35%). The contained metal estimated within the Inferred Resource portion of the Hugo North Extension is 2.4 billion pounds of copper and 950,000 ounces of gold. For further information, see the Company’s news release dated March 29, 2007 available on SEDAR.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2007
(In United States Dollars unless stated otherwise)

Listing of Common Stock on Other Stock Exchanges

Trading of our shares of common stock commenced on the AMEX effective July 18, 2005, under the trading symbol ”EGI’. On April 24, 2006, Entrée began trading on the Toronto Stock Exchange and discontinued trading on the TSX Venture Exchange. The trading symbol remained “ETG”. The Company is also traded on the Frankfurt Stock Exchange, under the trading symbol “EKA”, and “WKN 121411”.

3.	REVIEW OF OPERATIONS

Results of operations are summarized as follows:

	Period ended March 31, 2007	Period ended March 31, 2006
Depreciation	$56,381	$44,455
Escrow shares compensation	—	—
General and administrative	525,771	462,997
Interest income	(139,682)	(191,719)
Shareholder communications and investor relations	224,250	752,069
Mineral interests	456,917	423,581
Stock-based compensation	52,999	240,393
Net loss	$1,176,636	$1,731,776

Mineral properties expenditures are summarized as follows:

	Period ended March 31, 2007	Period ended March 31, 2006
Lookout Hill	$314,041	$287,967
Manlai	78,501	151,818
Sol Dos	79,393	—
Other	37,981	75,031
Total costs	509,916	514,816
Less stock-based compensation	(52,999)	(91,235)
Total expenditures, cash	$456,917	$423,581

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2007
(In United States Dollars unless stated otherwise)

A)	EXPLORATION

I)	Ivanhoe Earn-in

Under an “Earn-In Agreement” announced in October 2004, Ivanhoe has the right to earn an interest in approximately 40,000 hectares of Entrée’s 179,500 hectare Lookout Hill property. By the terms of the agreement, Ivanhoe must spend a minimum of $20,000,000 over 5 years in order to earn any interest in the mineral rights to the project property and may acquire up to a 70% interest in mineralization above a depth of 560 metres and an 80% interest in mineralization below a depth of 560 metres by spending $35,000,000 over 8 years. Thereafter, Entrée has the right to require Ivanhoe to fund its share of subsequent joint venture costs through to production by debt financing, to be recovered from production cash flow. To December 31, 2006 Ivanhoe has advised us that they have spent approximately $17 million on the project.

i)	Hugo North Extension

On February 1, 2006, Entrée announced that an initial mineral resource estimate prepared by Ivanhoe under the supervision of AMEC Americas Limited (“AMEC”) had delineated an initial Inferred Resource for the Hugo North Extension on the Copper Flats area of Entrée’s Shivee Tolgoi license, in the South Gobi region of Mongolia. The resource estimate was the result of Ivanhoe’s aggressive work program that defined a 625 metre extension to the Hugo North Deposit on Entrée’s property and outlined some extremely rich copper-gold mineralization.

This initial Copper Flats Inferred Resource was estimated to be 190 million tonnes at an average grade of 1.57% copper and 0.53 grams of gold per tonne (g/t) for a copper equivalent grade of 1.91%, at a 0.6% copper equivalent cut-off. At the 0.6% copper equivalent cut-off, the Inferred Resource is estimated to contain 6.6 billion pounds of copper and 3.2 million ounces of gold.

In March 2007, the Company announced that an updated mineral resource estimate had been calculated, based on in-fill drilling conducted by Ivanhoe through November 1, 2006. The updated mineral resource estimate was prepared by AMEC and the corresponding technical report was filed on April 3, 2007 on SEDAR (www.sedar.com). At a 0.6% copper equivalent cut-off, the Hugo North Extension is now estimated to contain an Indicated Resource of 117 million tonnes grading 1.80% copper and 0.61 g/t gold (a copper equivalent grade of 2.19%). This Indicated Resource is estimated to contain 4.6 billion pounds of copper and 2.3 million ounces of gold (Table 1). In addition the Hugo North Extension is estimated to contain an inferred resource of 95.5 million tonnes grading 1.15% copper and 0.31 g/t gold (a copper equivalent grade of 1.35%). The contained metal estimated within the Inferred Resource portion of the Hugo North Extension is 2.4 billion pounds of copper and 950,000 ounces of gold. See table below for details. For further information, see the Company’s news release dated March 29, 2007 available on SEDAR.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2007
(In United States Dollars unless stated otherwise)

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.

This section uses the term “Inferred Resources.” We advise U.S investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally minable.

Table 1: Hugo North Extension Indicated and Inferred Mineral Resource on the Entrée/Ivanhoe Shivee Tolgoi Joint Agreement Property as of February 20, 2007 at various Copper-Equivalent cut-off grades

						Contained Metal
Class	CuEq Cut-off	Tonnage (tonnes)	Copper (%)	Gold (g/t)	CuEq (%)	Cu (‘000 lb)	Au (oz)	CuEq(’000 lb)
Indicated	3.5	22,300,000	3.68	1.43	4.59	1,809,000	1,030,000	2,257,000
	3.0	32,000,000	3.36	1.29	4.18	2,370,000	1,330,000	2,949,000
	2.5	42,400,000	3.08	1.17	3.83	2,879,000	1,590,000	3,580,000
	2.0	52,300,000	2.84	1.09	3.53	3,275,000	1,830,000	4,070,000
	1.5	65,400,000	2.56	0.96	3.17	3,691,000	2,020,000	4,571,000
	1.25	74,300,000	2.39	0.88	2.96	3,915,000	2,100,000	4,849,000
	1.0	84,800,000	2.22	0.80	2.73	4,150,000	2,180,000	5,104,000
	0.9	89,700,000	2.14	0.77	2.63	4,232,000	2,220,000	5,201,000
	0.8	96,700,000	2.04	0.72	2.50	4,349,000	2,240,000	5,330,000
	0.7	107,400,000	1.91	0.66	2.33	4,522,000	2,280,000	5,517,000
	0.6	117,000,000	1.80	0.61	2.19	4,643,000	2,290,000	5,649,000
	0.5	123,900,000	1.73	0.58	2.10	4,726,000	2,310,000	5,736,000
	0.4	130,300,000	1.67	0.55	2.02	4,797,000	2,300,000	5,803,000
	0.3	137,900,000	1.59	0.52	1.92	4,834,000	2,310,000	5,837,000
Inferred	3.5	1,400,000	3.32	1.03	3.98	102,000	50,000	123,000
	3.0	3,600,000	2.97	0.88	3.53	236,000	100,000	280,000
	2.5	5,900,000	2.68	0.87	3.23	349,000	170,000	420,000
	2.0	11,000,000	2.20	0.86	2.75	534,000	300,000	667,000
	1.5	29,100,000	1.73	0.58	2.10	1,110,000	540,000	1,347,000
	1.25	45,000,000	1.55	0.46	1.84	1,538,000	670,000	1,825,000
	1.0	62,200,000	1.39	0.39	1.64	1,906,000	780,000	2,249,000
	0.9	70,000,000	1.33	0.37	1.56	2,053,000	830,000	2,407,000
	0.8	78,300,000	1.27	0.34	1.49	2,192,000	860,000	2,572,000
	0.7	87,000,000	1.21	0.32	1.42	2,321,000	900,000	2,724,000
	0.6	95,500,000	1.15	0.31	1.35	2,421,000	950,000	2,842,000
	0.5	105,200,000	1.09	0.29	1.27	2,528,000	980,000	2,945,000
	0.4	127,600,000	0.96	0.26	1.13	2,701,000	1,070,000	3,179,000
	0.3	152,400,000	0.85	0.23	1.00	2,856,000	1,130,000	3,360,000

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2007
(In United States Dollars unless stated otherwise)

*    Copper equivalent grades have been calculated using assumed metal prices (US$0.80/lb. for copper and US$350/oz. for gold); %Cu equivalent = %Cu + [Au(g/t)x(11.25/17.64)]

Ivanhoe has the right to earn an 80% interest in mineral rights on the project area below a depth of 560 metres. Accordingly, Entrée’s 20% interest in the Indicated Resource using a 0.6% copper equivalent cut-off is estimated to be 23.4 million tonnes, containing approximately 930 million pounds of copper and approximately 640,000 ounces of gold. Entrée’s 20% interest in the Inferred Resource is estimated to be 19.1 million tonnes, containing approximately 484 million pounds of copper and approximately 190,000 ounces of gold. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

In 2006, Ivanhoe completed a program of condemnation drilling on the Entrée-Ivanhoe Lookout Hill Agreement Area in preparation for infrastructure construction associated with the development of Oyu Tolgoi. On October 25, 2006, we announced that a body of low-grade shallow copper and gold mineralization (“Ulaan Khud”) was intersected approximately 7 km north of the Hugo North Extension. The area between Ulaan Khud and the Hugo North Extension has received only limited drill testing and remains a viable exploration target.

The potential southern extension to the Oyu Tolgoi deposits which lies within the Entrée-Ivanhoe Agreement Area is currently being drill tested by Ivanhoe.

II)	Lookout Hill

In 2006, eleven diamond drill holes, totaling 8,614.1 m, and 18 shallow reverse circulation holes, totaling 3,290 m, were completed by Entrée on targets outside the Entrée-Ivanhoe Agreement Area. Drilling outlined a new area of molybdenum mineralization west of Oyu Tolgoi, in the West Grid area of Lookout Hill. Elevated molybdenum is associated with the Oyu Tolgoi mineralized system; however, this is the first time significant molybdenum values have been encountered in drilling on the portion of Lookout Hill that is outside the Agreement with Ivanhoe. The relationship between this new zone and the Oyu Tolgoi mineralized system is currently undefined. Establishing a better understanding of this new zone will be one of Entrée’s primary initiatives during 2007.

Additional work in 2006 included Induced Polarization (“IP”) and magnetometer geophysical surveys, soil and rock geochemical sampling, and geological mapping.

The areas targeted by drilling in 2006 included: West Grid geophysical, geological and geochemical anomalies; the large Ring Dyke geophysical anomaly and associated zones of alteration; the Zone III epithermal gold system; and the Zones I and II areas of associated alteration and geophysical targets.

Significant 2006 exploration results include:

(a)	The identification of a northerly trending 9+ km long area of intermittent, intrusive-contact related molybdenum mineralization. These molybdenum enriched areas were outlined

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2007
(In United States Dollars unless stated otherwise)

by non-continuous surface soil and rock geochemical sampling and 2,438.8 m of diamond drilling. Follow-up exploration, including diamond drilling, in 2007 has commenced.
(b)	Drilling of geophysical IP targets in the West Grid area identified Devonian aged intrusives (the age of copper-gold mineralization at Oyu Tolgoi) in association with alteration and sulphide mineralization (predominantly pyrite). Drilling at the north end of a strong IP conductor, that trends south onto the joint Entrée-Ivanhoe Agreement Area to the south and west of Ivanhoe’s Oyu Tolgoi concession, intersected zones of strong pyrite mineralization with narrow intervals of anomalous gold, molybdenum and copper (ie. 1.25 m of 492 ppb Au; 2 m of 242 ppb au; 2m of 177 ppm Mo and 2m of 445 ppm Cu). Additional drilling is planned for this area during the 2007 exploration season.
(c)	Reverse circulation drilling in the area of Zone III encountered anomalous gold values to the north of the area drilled in 2005. Additional follow up work has been recommended by the technical team.
(d)	Seven reverse circulation drill holes were completed over a blind IP target in Ring Dyke target area. The program was successful in outlining a sulphide rich (predominantly pyrite) epithermal or high-level porphyry system that will require further testing in 2007.

III)	Manlai

ENTRÉE’s Manlai property is located approximately 125 kilometres to the north of Lookout Hill and adjoins the east end of Ivanhoe’s Kharmagtai porphyry copper-gold project.

Exploration at Entrée’s Manlai project in 2006 focused on following up targets identified during the previous field season. It consisted of 13 km of infill time domain IP survey, eight diamond drill holes (totally 4,270 m), and additional geological mapping. The drilling and mapping greatly enhanced the Company’s understanding of the geological setting. The drilling was successful in partially defining a mineralized porphyry-style stockwork over an area approximately 250m x 500 m. which remains open along strike and to depth.

IV)	Sol Dos Prospect

Entrée commenced exploration of the Sol Dos copper prospect in the fall of 2006. The property is located in the Safford area of south-east Arizona. A geophysical crew completed a 20 line km program consisting of deep probing IP and magnetic surveys. Entrée has an option to earn a 100% interest in Sol Dos, subject to a 2% NSR, half of which can be purchased by Entrée.

The Company has commenced drilling of targets outlined by the IP and magnetometer surveys. The prospect is modeled as a large porphyry copper target, similar to the Safford Mine (San Juan and Dos Pobres deposits), currently being developed by Phelps Dodge approximately 8 km to the northwest and to the deep, high-grade Resolution porphyry copper deposit being evaluated by Rio Tinto and BHP Billiton, approximately 100 km to the north-west.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2007
(In United States Dollars unless stated otherwise)

B)	GENERAL AND ADMINISTRATIVE

For the three months ended March 31, 2007, general and administrative expense before stock-based and escrow share compensation was $525,771 compared to $462,997 in 2006 as set out above. The increase was primarily due to consulting fees and legal fees in connection with corporate matters.

C)	STOCK-BASED COMPENSATION

For the three months ended March 31, 2007, stock-based compensation expense was $52,999 compared to $240,393 in 2006 as set out above. Stock-based compensation expense in 2007 represents the fair value of 50,000 stock options granted during the quarter, compared to 245,000 options in 2006.

D)	STOCKHOLDER COMMUNICATIONS AND INVESTOR RELATIONS

For the three months ended March 31, 2007, stockholder communications and investor relations expense before stock-based compensation was $224,250 compared to $752,069 in 2006. The larger amount in the year 2006 period was due primarily to an investor relations campaign in Europe.

E)	INTEREST INCOME

For the period ended March 31, 2007, interest income was $139,682 compared to $191,719 in 2005. The Company earns income on its cash and cash equivalents. The decrease in interest income in 2007 compared with 2006 arises from lesser principal amounts. Cash balances were generated by private placements, warrants exercise and options exercise.

F)	OUTLOOK

Results of the 2006 field season in Mongolia were encouraging, as announced in news releases from October 25, 2006 and January 10, 2007. Consequently, the Company has commenced its 2007 exploration programs Lookout Hill and Manlai.

All of our exploration licenses in Mongolia currently expire in March or April 2008. Under Mongolian Minerals Law, we may extend these licenses until March or April 2010. Exploration license holders are entitled to apply for conversion to a mining license before their exploration license has expired. We intend to make application for appropriate conversion to mining licenses for some or all of our current exploration licenses.

The Company intends to complete the first phase of drilling at Sol Dos in Q2 2007. Once results have been compiled and analyzed, a determination will be made on whether to continue with exploration of this property.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2007
(In United States Dollars unless stated otherwise)

4.	SELECTED QUARTERLY DATA

	Quarter ended March 31, 2007	Quarter ended December 31, 2006	Quarter ended September 30, 2006	Quarter ended June 30, 2006
Exploration	$509,916	$1,790,930	$2,571,691	$1,209,454
General and administrative	806,402	789,337	1,240,727	851,580
Loss form operations	(1,316,318)	(2,580,267)	(3,812,418)	(2,061,034)
Interest income	139,682	174,532	202,112	153,510
Net loss	$(1,176,636)	$(2,405,735)	$(3,610,306)	$(1,907,524)

Loss per share, basic and diluted	$(0.03)	$(0.03)	$(0.05)	$(0.03)

	Quarter ended March 31, 2006	Quarter ended December 31, 2005	Quarter ended September 30, 2005	Quarter ended June 30, 2005
Exploration	$514,816	$2,560,422	$2,569,409	$2,032,805
General and administrative	1,408,679	726,525	611,050	2,278,886
Loss form operations	(1,923,495)	(3,286,947)	(3,180,459)	(4,311,691)
Interest income	191,719	165,224	125,790	23,339
Net loss	$(1,731,776)	$(3,121,723)	$(3,054,669)	$(4,288,352)

Loss per share, basic and diluted	$(0.02)	$(0.05)	$(0.05)	$(0.08)

5.	LIQUIDITY

To date the Company has not generated significant revenues from its operations and is considered to be in the exploration stage. Working capital on hand at March 31, 2007 was $13,367,000 and is more than sufficient to finance budgeted exploration, general and administrative expense, investor relations for 2007. The company has approximately $7,000,000 surplus funds available for acquisitions and/or operating requirements for 2008. At present the Company is dependent on equity financing for additional funding if required. Should one of the Company’s projects proceed to the mine development stage, it is expected that a combination of debt and equity financing would be available.

Operating activities

Cash used in operations was $1,628,355 for the three months ended March 31, 2007 (2006 – $1,857,700) and represents expenditures on mineral property exploration and general and administrative expense as described above.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2007
(In United States Dollars unless stated otherwise)

Financing activities

During the three months ended March 31, 2007 and 2006, the Company issued common shares as follows:

	Year ended March 31, 2007 Shares	Year ended March 31, 2007 Amount	Year ended March 31, 2006 Shares	Year ended March 31, 2006 Amount
Private placements	—	$—	—	$—
Exercise of warrants	—	—	—	—
Exercise of stock options	55,000	38,450	850,000	733,899
	55,000	$38,450	850,000	$733,899

Investing activities

During the three months ended March 31, 2007, the Company expended $58,755 on equipment, primarily for exploration activities (2006 — $40,482).

Table of Contractual Commitments

The following table lists as of March 31, 2007 information with respect to the Company’s known contractual obligations.

	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years	Total
Office lease	55,548	153,142	111,752	—
Total	55,548	153,142	111,752	—	320,442

Outstanding share data

As at March 31, 2007, there were 70,913,093 common shares outstanding. In addition there were 8,573,000 stock options outstanding with exercise prices ranging from C$0.46 to C$2.32 per share. Share purchase warrants outstanding totalled 7,542,410 at prices ranging from C$2.75 to C$3.00 per share and expiring on dates varying from June 29, 2007 to July 7, 2007.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2007
(In United States Dollars unless stated otherwise)

6.	CAPITAL RESOURCES

The Company had no commitments for capital assets at March 31, 2007.

At March 31, 2007, the Company had working capital of approximately $13,367,000 compared to approximately $14,309,000 at December 31, 2006. Budgeted expenditures for the 12 months ending December 31, 2007 total approximately $5,300,000 for exploration and $2,000,000 for administration and stockholder communications, net of interest and other income. Working capital on hand is expected to exceed cash requirements for the ensuing nine months by approximately $7,000,000.

The Company is committed to make lease payments for the rental of office space totaling $320,172 over five years.

7.	OFF-BALANCE SHEET TRANSACTIONS

The Company has no off-balance sheet arrangements except for contractual obligation noted above.

8.	TRANSACTIONS WITH RELATED PARTIES

Related party transactions are summarized in Note 7 to the audited consolidated financial statements for the three months ended March 31, 2007.

9.	PROPOSED TRANSACTIONS

Not applicable.

10.	CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 5 to the Financial Statements. Unlike other numbers in the accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average future hold period of issued stock options before exercise, expiry or cancellation and (2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting value calculated is not necessarily the value the holder of the option could receive in an arm’s-length transaction.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2007
(In United States Dollars unless stated otherwise)

The Company’s accounting policy is to expense exploration costs on a project by project basis consistent with United States GAAP. The policy is consistent with that of the other exploration companies that have not established mineral reserves. When a mineral reserve has been objectively established further exploration costs would be deferred. Management is of the view that its current policy is appropriate for the Company.

11.	CHANGES IN ACCOUNTING POLICIES

A detailed summary of all of the Company’s significant accounting policies and the estimates derived therefrom is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2006.

12.	FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables, deposits and accounts payable and accrued liabilities, some of which are denominated in U.S. dollars and Mongolian Tugriks. These accounts are recorded at their fair market value. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. The Company minimizes its foreign exchange risk by maintaining low account balances in currencies other than the Canadian dollar. The Company does not currently have major commitments to acquire assets in foreign currencies; but historically it has incurred the majority of its exploration costs in foreign currencies.

The Company’s cash equivalent are redeemable after 30 days without penalty and are renewable bank instruments that provide a fixed rate of interest during the term usually one year. When a matured instrument is renewed, the new interest rate may be higher or lower than the current rate. The Company reviews its bank instruments on a monthly basis and renews if interest rates are higher than on the current instrument.

13.	OTHER MD&A REQUIREMENTS

Forward-Looking Statements

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2007
(In United States Dollars unless stated otherwise)

Risk

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report. The reader should also refer to the discussion of risks contained in the Annual Information Form available on SEDAR at www.sedar.com.

There is no assurance that a commercially viable mineral deposit exists on any of our properties, and further exploration is required before we can evaluate whether any exist and, if so, whether it would be economically and legally feasible to develop or exploit those resources. Even if we complete our current exploration program and we are successful in identifying a mineral deposit, we would be required to spend substantial funds on further drilling and engineering studies before we could know whether that mineral deposit will constitute a reserve (a reserve is a commercially viable mineral deposit).

The Company must comply with license and permitting requirements, as the exploration licenses for all Mongolian properties expire in March or April 2008. Mongolian Minerals Law was amended in July 2006. Consequently, our licenses may be extended for a further two year term for final expiry in March and April 2010, unless previously converted to mining licenses. The total estimated annual fees in order to maintain the licenses in good standing is approximately $280,000.

The Company must comply with environmental regulations that govern air and water quality and land disturbance and provide mine reclamation and closure costs.

The Company’s financial success is subject to, among other things, fluctuations in copper and gold prices which may affect current or future operating results and may affect the economic value of its mineral resources. The Company’s ability to obtain financing to explore for mineral deposits and to complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

The Company has not completed a feasibility study on any of its deposits to determine if its hosts a mineral resource that can be economically developed and profitably mined.

Disclosure Controls and Procedures

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management is also responsible to ensure that information disclosed externally, including the financial statements and MD&A, is complete and reliable. Management has evaluated the effectiveness of the Company’s disclosure controls and procedures and has concluded that they are operating effectively.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2007
(In United States Dollars unless stated otherwise)

It is important to recognize that the Company has limited administrative staffing. As a result, internal controls which rely on segregation of duties in many cases is not appropriate or possible. The Company relies heavily on senior management review and approval to ensure that the controls are effective as possible.

Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. Under SEC Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ENTRÉE GOLD INC.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

March 31, 2007

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in United States Dollars)

	March 31, 2007 (Unaudited)	December 31, 2006
ASSETS

Current
Cash and cash equivalents	$12,748,587	$14,258,422
Receivables	362,496	246,405
Prepaid expenses	476,980	160,345

Total current assets	13,588,063	14,665,172
Equipment (Note 4)	847,316	844,922

Total assets	$14,435,379	$15,510,094

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$219,265	$356,229
Commitments (Note 10)

Stockholders’ equity

Common stock, no par value, unlimited number authorized, (Note 6) 70,913,093 (December 31, 2006—70,858,093) issued and outstanding	47,355,811	47,294,292
Additional paid-in capital	9,311,874	9,281,914
Accumulated other comprehensive income:
Foreign currency cummulative translation adjustment	1,680,159	1,532,753
Accumulated deficit during the exploration stage	(44,131,730)	(42,955,094)

Total stockholders’ equity	14,216,114	15,153,865
Total liabilities and stockholders’ equity	$14,435,379	$15,510,094

Nature of operations (Note 2)

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited)
(Expressed in United States Dollars)

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006	Cumulative Period from Inception (July 19, 1995) to March 31, 2007
EXPENSES
Audit and accounting	$6,841	$6,090	$267,556
Consulting fees (Note 6)	31,055	99,058	1,690,714
Depreciation	56,381	44,455	417,821
Escrow shares compensation	—	—	1,790,959
Foreign exchange (gain)loss	11,153	(2,728)	47,137
Legal (Note 6)	35,626	6,875	1,193,809
Loss on settlement of debt	—	—	5,252
Management fees (Notes 6 and 7)	11,772	9,787	3,143,635
Mineral property interests (Note 5 and 6)	509,916	514,816	28,613,314
Office and administration (Note 6)	308,448	357,553	4,200,972
Regulatory and transfer agent fees	53,640	66,745	465,121
Stockholder communications and investor relations (Note 6)	224,250	767,372	2,955,260
Travel	67,236	53,472	664,123

Loss from operations	(1,316,318)	(1,923,495)	(45,455,673)
Interest income	139,682	191,719	1,323,943

Net loss	$(1,176,636)	$(1,731,776)	$(44,131,730)

Comprehensive loss:
Net loss	$(1,176,636)	$(1,731,776)	$(44,131,730)
Foreign currency translation adjustment	147,406	(11,608)	1,427,842

Comprehensive loss	$(1,029,230)	$(1,743,384)	$(42,703,888)

Basic and diluted loss per share	$(0.02)	$(0.02)

Weighted average number of shares outstanding	70,885,593	70,126,426

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(Unaudited)
(Expressed in United States Dollars)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders’ Equity
Balance, July 19, 1995 (date of inception)	—	$—	$—	$—	$—	$—
Shares issued:
Private placements	4,200,000	60,852	—	—	—	60,852
Acquisition of mineral property interests	3,200,000	147,520	—	—	—	147,520
Foreign currency translation adjustment	—	—	—	(756)	—	(756)
Net loss	—	—	—	—	(175,714)	(175,714)
Balance, April 30, 1996	7,400,000	208,372	—	(756)	(175,714)	31,902
Shares issued:
Private placements	3,880,000	274,718	—	—	—	274,718
Foreign currency translation adjustment	—	—	—	(8,568)	—	(8,568)
Net loss	—	—	—	—	(56,250)	(56,250)
Balance, April 30, 1997	11,280,000	483,090	—	(9,324)	(231,964)	241,802
Foreign currency translation adjustment	—	—	—	(5,216)	—	(5,216)
Net loss	—	—	—	—	(33,381)	(33,381)
Balance, April 30, 1998	11,280,000	483,090	—	(14,540)	(265,345)	203,205
Foreign currency translation adjustment	—	—	—	(3,425)	—	(3,425)
Net loss	—	—	—		(40,341)	(40,341)
Balance, April 30, 1999	11,280,000	483,090	—	(17,965)	(305,686)	159,439
Escrow shares compensation	—	—	41,593	—	—	41,593
Exercise of stock options	1,128,000	113,922	—	—	—	113,922
Foreign currency translation adjustment	—	—	—	(896)	—	(896)
Net loss	—	—	—	—	(154,218)	(154,218)
Balance, April 30, 2000	12,408,000	597,012	41,593	(18,861)	(459,904)	159,840
Foreign currency translation adjustment	—	—	—	(5,627)	—	(5,627)
Net loss	—	—	—	—	(18,399)	(18,399)
Balance, April 30, 2001	12,408,000	$597,012	$41,593	$(24,488)	$(478,303)	$135,814

- continued-

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(Unaudited)
(Expressed in United States Dollars)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders’ Equity
- continued -
Balance, April 30, 2001	12,408,000	$597,012	$41,593	$(24,488)	$(478,303)	$135,814
Foreign currency translation adjustment	—	—	—	(2,561)	—	(2,561)
Net loss	—	—	—	—	(22,490)	(22,490)
Balance, April 30, 2002	12,408,000	597,012	41,593	(27,049)	(500,793)	110,763
Shares issued:
Private placements	7,500,000	1,351,055	—	—	—	1,351,055
Exercise of warrants	12,500	3,288	—	—	—	3,288
Agent’s finder fee	310,000	39,178	—	—	—	39,178
Finder’s fee for mineral property interests	100,000	35,827	—	—	—	35,827
Debt settlement	135,416	45,839	5,252	—	—	51,091
Agent’s warrants	—	—	16,877	—	—	16,877
Escrow shares compensation	—	—	40,205	—	—	40,205
Stock-based compensation	—	—	16,660	—	—	16,660
Share issue costs	—	(211,207)	—	—	—	(211,207)
Foreign currency translation adjustment	—	—	—	73,080	—	73,080
Net loss	—	—	—	—	(1,073,320)	(1,073,320)
Balance, April 30, 2003	20,465,916	1,860,992	120,587	46,031	(1,574,113)	453,497
Shares issued:
Private placements and offerings	16,352,942	10,891,160	—	—	—	10,891,160
Exercise of warrants	3,730,372	1,316,664	(6,443)	—	—	1,310,221
Exercise of stock options	35,000	18,730	(4,026)	—	—	14,704
Agent’s corporate finance fee	100,000	64,192	8,384	—	—	72,576
Acquisition of mineral property interests (Note 5)	5,000,000	3,806,000	—	—	—	3,806,000
Agent’s warrants	—	—	370,741	—	—	370,741
Escrow shares compensation	—	—	1,949,878	—	—	1,949,878
Stock-based compensation	—	—	414,847	—	—	414,847
Share issue costs	—	(1,302,715)	—	—	—	(1,302,715)
Foreign currency translation adjustment	—	—	—	1,950	—	1,950
Net loss	—	—	—	—	(12,505,759)	(12,505,759)
Balance, December 31, 2003	45,684,230	$16,655,023	$2,853,968	$47,981	$(14,079,872)	$5,477,100

-continued -

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(Unaudited)
(Expressed in United States Dollars)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders’ Equity
- continued -
Balance, December 31, 2003	45,684,230	$16,655,023	$2,853,968	$47,981	$(14,079,872)	$5,477,100
Shares issued:
Private placement	4,600,000	3,846,521	—	—	—	3,846,521
Exercise of warrants	533,836	186,208	(13,197)	—	—	173,011
Exercise of stock options	50,000	26,180	(8,238)	—	—	17,942
Warrants issued for cancellation of price guarantee (Note 5)	—	—	129,266	—	—	129,266
Escrow shares compensation	—	—	405,739	—	—	405,739
Share issue costs	—	(21,026)	—	—	—	(21,026)
Stock-based compensation	—	—	1,530,712	—	—	1,530,712
Foreign currency translation adjustment	—	—	—	132,501	—	132,501
Net loss	—	—	—	—	(5,528,114)	(5,528,114)
Balance, December 31, 2004	50,868,066	20,692,906	4,898,250	180,482	(19,607,986)	6,163,652
Shares issued:
Private placement	7,542,410	13,538,097	—	—	—	13,538,097
Exercise of warrants	10,456,450	10,475,291	—	—	—	10,475,291
Exercise of stock options	772,000	1,238,581	(532,908)	—	—	705,673
Escrow shares compensation	—	—	(435,583)	—	—	(435,583)
Share issue costs	—	(521,798)	—	—	—	(521,798)
Stock-based compensation	—	—	5,074,100	—	—	5,074,100
Foreign currency translation adjustment	—	—	—	1,099,954	—	1,099,954
Net loss	—	—	—	—	(13,691,767)	(13,691,767)
Balance, December 31, 2005	69,638,926	$45,423,077	$9,003,859	$1,280,436	$(33,299,753)	$22,407,619

-continued -

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(Unaudited)
(Expressed in United States Dollars)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders’ Equity
- continued -
Balance, December 31, 2005	69,638,926	$45,423,077	$9,003,859	$1,280,436	$(33,299,753)	$22,407,619
Shares issued:
Membership paid in stock	4,167	8,870				8,870
Exercise of stock options	1,215,000	1,862,345	(753,628)	—	—	1,108,717
Stock-based compensation	—	—	1,031,683	—	—	1,031,683
Foreign currency translation adjustment	—	—	—	252,317	—	252,317
Net loss	—	—	—	—	(9,655,341)	(9,655,341)
Balance, December 31, 2006	70,858,093	47,294,292	9,281,914	1,532,753	(42,955,094)	15,153,865
Shares issued:
Exercise of stock options	55,000	61,519	(23,039)	—	—	38,480
Stock-based compensation	—	—	52,999	—	—	52,999
Foreign currency translation adjustment	—	—	—	147,406	—	147,406
Net loss	—	—	—	—	(1,176,636)	(1,176,636)
Balance, March 31, 2007	70,913,093	$47,355,811	$9,311,874	$1,680,159	$(44,131,730)	$14,216,114

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Expressed in United States dollars)

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006	Cumulative Period from Inception (July 19, 1995) to March 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,176,636)	$(1,731,776)	$(44,131,730)
Items not affecting cash:
Depreciation	56,381	44,455	417,821
Stock-based compensation	52,999	240,393	8,121,001
Escrow shares compensation	—	—	2,001,832
Loss on settlment of debt	—	—	5,252
Warrants issued for cancellation of price guarantee	—	—	129,266
Finder’s fee paid in stock	—	—	35,827
Mineral property interest paid in stock	—	—	3,806,000
Membership fees paid in stock	—	—	8,870
Changes in assets and liabilities:
Receivables	(111,837)	201,784	(345,308)
Prepaid expenses	(310,458)	(298,779)	(464,580)
Accounts payable and accrued liabilities	(138,804)	(313,777)	241,339
Net cash used in operating activities	(1,628,355)	(1,857,700)	(30,174,410)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock	38,480	733,899	44,071,172
Share issue costs	—	—	(1,557,374)
Net cash provided by financing activities	38,480	733,899	42,513,798

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(58,775)	(40,482)	(1,265,137)
Net cash used in investing activities	(58,775)	(40,482)	(1,265,137)

Effect of foreign currency translation on cash and cash equivalents	138,815	(5,425)	1,674,336

Change in cash and cash equivalents during the period	(1,509,835)	(1,169,708)	12,748,587

Cash and cash equivalents, beginning of period	14,258,422	21,687,487	—

Cash and cash equivalents, end of period	$12,748,587	$20,517,779	$12,748,587

Cash paid for interest during the period	$—	$—

Cash paid for income taxes during the period	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.
Supplemental disclosure with respect to cash flows (Note 9)

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Unaudited)
(Expressed in United States dollars)

1.	BASIS OF PRESENTATION

The interim period financial statements have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements, and in the opinion of management these financial statements contain all adjustments necessary (consisting of normally recurring adjustments) to present fairly the financial information contained therein. Certain information and footnote disclosure normally included in the financial statements prepared in conformity with generally accepted accounting principles in the United States of America have been condensed or omitted. These interim period statements should be read together with the most recent audited financial statements and the accompanying notes for the year ended December 31, 2006. The results of operations for the three period ended March 31, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007.

2.	NATURE OF OPERATIONS

The Company was incorporated under the laws of the Province of British Columbia and continued under the laws of the Yukon Territory. On May 27, 2005, the Company changed the governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the British Columbia Business Corporation Act. The Company’s principal business activity is the exploration of mineral property interests. Effective October 10, 2002, pursuant to a special resolution passed by the stockholders of the Company, the Company changed its name from Entrée Resources Inc. to Entrée Gold Inc. and consolidated its share capital on a 2:1 basis. In December 2003, the Company changed its fiscal year end from April 30 to December 31. To date, the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.

All amounts are expressed in United States dollars, except for certain per share amounts denoted in Canadian dollars (“C$”).

3.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements follow the same significant accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2006.

Comparative figures

Certain of the comparative figures have been reclassified to conform with the presentation in the current period.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Unaudited)
(Expressed in United States dollars)

4.	EQUIPMENT

	March 31, 2007			December 31, 2006
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Office equipment	111,159	29,193	81,966	107,574	24,222	83,352
Computer equipment	401,579	236,244	165,335	362,113	200,628	161,485
Field equipment	369,861	38,210	331,651	352,973	33,988	318,985
Buildings	387,779	119,415	268,364	383,703	102,603	281,100
	1,270,378	423,062	847,316	1,206,363	361,441	844,922

5.	MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests. The Company has investigated title to its mineral property interests and, to the best of its knowledge, title to the mineral property interests are in good standing.

Each of our exploration licenses was granted by the Mineral Resources and Petroleum Authority of Mongolia for an initial term of three years, subject to a right to renew for two successive 2-year renewals. Two of the three licenses that comprise Lookout Hill were issued April 3, 2001 and were renewed for the second of their two year renewals in March, 2006. The third Lookout Hill license was issued March 30, 2001 and was renewed for the second of its two-year renewals in March, 2006. The Manlai license was issued March 9, 2001 and renewed for the second of its two-year renewals in March, 2006.

Pursuant to Mongolian Minerals Law, we have the right to extend our licenses for a further two year term for final expiry in March and April 2010, unless previously converted to mining licenses. Mongolian exploration licenses are maintained in good standing by payment to the Mineral Resources and Petroleum Authority of Mongolia of set annual fees escalating from $0.05 to $1.50 per hectare over the course of the mineral tenure. The total estimated annual fees in order to maintain the licenses in good standing is approximately $280,000.

Under the terms of an option agreement completed in July, 2002, as amended, the Company acquired from Mongol Gazar Co., Ltd. (“Mongol Gazar”) a 100% interest in three mineral concessions (collectively, the “Lookout Hill Property”). As consideration, the Company paid $5,500,000 and issued 5,000,000 common shares at a value of $3,806,000. For the above purchase price, the Company also acquired a 100% interest in a fourth mineral concession (the “Manlai Property”) located in southern Mongolia.

In June 2004 and as part of the Lookout Hill acquisition, the Company issued non-transferable warrants to purchase up to 250,000 shares of the Company at a price of C$1.05 per share for two years to Mongol Gazar. The fair value of the warrants was estimated to be $129,266. In addition, Mongol Gazar agreed to transfer to the Company’s subsidiary, Entrée LLC, its 100% interest in an exploration licence located in Khanbogd, Omnogovi, Mongolia (the “Khatsavch” property). The warrants expired without exercise in April, 2006 (Note 6). The Khatsavch license was returned to the Mongolian government in October 2006.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Unaudited)
(Expressed in United States dollars)

5.	MINERAL PROPERTY INTERESTS (cont’d...)

In October, 2004, the Company granted to Ivanhoe Mines Ltd. (“Ivanhoe”) the right to earn, over an eight year period, a participating interest in a certain portion of its Lookout Hill Property (the “Project Property”). Under the agreement, Ivanhoe must spend a minimum of $3 million in order to earn surface rights in the Project Property and a minimum of $20 million in order to earn any mineral rights interest in the Project Property and may acquire up to an 80% interest in mineralization below a depth of 560 metres and a 70% interest in mineralization above a depth of 560 metres by spending $35 million. Thereafter, the Company has the right to require Ivanhoe to fund its share of subsequent project costs through to production, to be recovered from production cash flow. The agreement with Ivanhoe also provided for Ivanhoe to subscribe for 4,600,000 units of the Company at a price of C$1.00 per unit (completed in November 2004).

In May 2006, the Company secured an option to acquire the Sol Dos copper prospect, located in the Safford district, of south-eastern Arizona. Under the terms of the agreement, the Company may earn a 100% interest in the Sol Dos property by spending $4 million on exploration over four years and by making staged payments totalling $1 million cash and issuing 250,000 shares. The Company’s interest would be subject to a 2% NSR royalty, one half of which it may purchase for $1 million cash and issuing 250,000 shares.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Unaudited)
(Expressed in United States dollars)

5.	MINERAL PROPERTY INTERESTS (cont’d...)

Mineral property interest costs incurred are summarized as follows:

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006	Cumulative to March 31, 2007
Lookout Hill:
Acquisition	$65,346	$47,712	$10,370,557
Assaying, testing and analysis	18,400	12,250	1,051,720
Camp and field supplies	48,822	50,491	2,976,150
Drilling	—	—	4,275,475
Geological and geophysical	148,049	140,237	4,976,291
Travel and accommodation	33,424	37,277	686,830
	314,041	287,967	24,337,023

Manlai:
Acquisition	2,480	1,887	25,270
Assaying, testing and analysis	—	3,670	176,248
Camp and field supplies	14,806	59,838	1,004,752
Drilling	—	—	1,070,349
Geological and geophysical	54,256	82,277	1,127,396
Travel and accommodation	6,959	4,146	93,930
	78,501	151,818	3,497,945

Sol Dos
Acquisition	13,720	—	69,358
Camp and field supplies	15,529	—	15,529
Geological and geophysical	36,708	—	138,425
Travel and accommodation	13,436	—	22,632
	79,393	—	245,944

Other	37,981	75,031	532,402
	$509,916	$514,816	$28,613,314

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Unaudited)
(Expressed in United States dollars)

6.	COMMON STOCK

In October 2002, the Company consolidated its issued share capital on a two old shares for one new share basis. Authorized share capital remained unchanged. All references to share and per share amounts in these consolidated financial statements have been adjusted accordingly.

In May 2004, the Company received stockholder approval to amend its Articles to increase the authorized share capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

Share issuances

In July 1995, the Company completed a private placement consisting of 4,200,000 common shares issued at a price of C$0.02 per share for gross proceeds of $60,852.

In July 1995, the Company issued 3,200,000 shares at a value of $147,520 for the acquisition of a mineral property interest in Costa Rica. This mineral property was abandoned in 2001.

In January 1997, the Company completed a private placement consisting of 1,680,000 common shares issued at a price of C$0.06 per share for gross proceeds of $77,553.

In April 1997, the Company completed a private placement consisting of 2,200,000 common shares issued at a price of C$0.12 per share for gross proceeds of $197,165.

In February 2000, the Company issued 1,128,000 common shares for cash proceeds of $113,922 on the exercise of stock options.

In September 2002, the Company completed a brokered private placement consisting of 4,000,000 units issued at a price of C$0.20 per unit for gross proceeds of $505,520. Each unit consisted of one common share and one-half non-transferable share purchase warrant. Each whole share purchase warrant entitled the holder to acquire one additional common share at a price of C$0.40 per share for a period of one year. As part of this private placement, the Company issued 310,000 units as a finder’s fee to the agent. Each agent’s unit consisted of one common share and one-half non-transferable share purchase warrant whereby each whole share purchase warrant entitled the agent to acquire one additional common share at a price of C$0.40 per share for a period of one year. Related share issue costs of $112,338 were comprised of cash costs totalling $72,556 and the fair value of 310,000 units estimated at $39,782, of which $39,178 was assigned to the common shares and $604 was assigned to the warrants.

In January 2003, the Company completed a combination brokered and non-brokered private placement consisting of 2,500,000 units issued at a price of C$0.35 per unit for gross proceeds of $569,975. Each unit consisted of one common share and one-half non-transferable share purchase warrant. Each whole share purchase warrant entitled the holder to acquire one additional common share at a price of C$0.40 per share for a period of one year. As part of this private placement, the Company issued 329,723 agent’s warrants whereby each warrant entitled the agent to acquire one additional common share at a price of C$0.40 per share for a period of one year. Related share issue costs of $94,461 were comprised of cash costs totalling $78,188 and the fair value of the agents warrants estimated at $16,273.

In January 2003, the Company issued 100,000 common shares at a value of $35,827 as a finder’s fee towards the acquisition of mineral property interests (Note 5).

In February 2003, the Company issued 12,500 common shares for proceeds of $3,288 on the exercise of warrants.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Unaudited)
(Expressed in United States dollars)

6.	COMMON STOCK (cont’d...)

Share issuances (cont’d...)

In March 2003, the Company issued 135,416 common shares at a value of $45,839 and 67,708 non-transferable share purchase warrants with a value of $5,252 to settle accounts payable totalling $45,839 resulting in a loss on settlement of $5,252. Each share purchase warrant entitled the holder to acquire one additional common share at a price of C$0.60 per share for a period of one year.

In April 2003, the Company completed a non-brokered private placement consisting of 1,000,000 units issued at a price of C$0.40 per unit for proceeds of $275,560. Each unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitled the holder to acquire one additional common share at a price of C$0.50 per share for the first year and at C$0.60 per share for the second year. The Company incurred costs of $4,408 with respect to this private placement.

In August 2003, the Company completed a non-brokered private placement consisting of 2,000,000 common shares issued at a price of C$0.20 per share for gross proceeds of $288,360. Related share issue costs of $15,270 were charged as a reduction to the gross proceeds raised on the non-brokered private placement.

In October 2003, the Company completed a short-form offering and issued 2,352,942 units at a price of C$0.85 per unit for gross proceeds of $1,510,400. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant allowed the holder to purchase one additional common share at an exercise price of C$1.06 on or before October 22, 2005. The agent for the offering was paid a cash commission of 8.5% of the gross proceeds received, or $128,384, in respect of units sold and received agent’s warrants to acquire common shares equal to 10% of the number of units sold, or 235,294 warrants. The agent’s warrants allowed the agent to purchase one additional common share at an exercise price of C$0.95 per share on or before October 22, 2004. The agent was also issued 100,000 units as a corporate finance fee. Each agent’s unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant allowed the agent to purchase one additional common share at an exercise price of C$0.95 on or before October 22, 2004. Related share issue costs of $296,296 were comprised of cash costs totalling $164,004 and the fair value of 100,000 agents units estimated at $72,576 and the fair value of 235,294 agent’s warrants estimated at $59,716. The fair value of the agent’s units of $72,576 consisted of $64,192 assigned to the common shares and $8,384 assigned to the warrants.

In October 2003, the Company completed a brokered private placement consisting of 12,000,000 units at a price of C$1.00 per unit for gross proceeds of $9,092,400. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant allowed the holder to purchase one additional common share at an exercise price of C$1.35 on or before October 31, 2005. The agent for the offering was paid a cash commission of 6.5% of the gross proceeds received in respect of units sold by the agent up to 11,500,000 units, or $566,381, and received 920,000 agent’s warrants. The agent’s warrants allowed the agent to purchase one additional common share at an exercise price of C$1.35 per share on or before April 30, 2005. Related share issue costs of $991,149 were comprised of cash costs totalling $680,124 and the fair value of the agents warrants estimated at $311,025.

In November 2003, the Company issued 5,000,000 shares at a value of $3,806,000 for the acquisition of a mineral property interest (Note 5).

During the eight month period ended December 31, 2003 the Company issued 3,730,372 common shares for cash proceeds of $1,310,221 on the exercise of warrants. The warrants exercised had a corresponding

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Unaudited)
(Expressed in United States dollars)

6.	COMMON STOCK (cont’d...)

Share issuances (cont’d...)

fair value of $6,443 when issued which has been transferred from additional paid-in capital to common stock on the exercise of the warrants.

During the eight month period ended December 31, 2003, the Company issued 35,000 common shares for cash proceeds of $14,704 on the exercise of stock options. The fair value recorded when the options were granted of $4,026 has been transferred from additional paid-in capital to common stock on the exercise of the options.

In January 2004, the Company issued 50,000 common shares for cash proceeds of $17,942 on the exercise of stock options. The fair value recorded when the options were granted of $8,238 has been transferred from additional paid-in capital to common stock on the exercise of the options.

In November 2004, the Company completed a non-brokered private placement consisting of 4,600,000 units at a price of C$1.00 per unit for gross proceeds of $3,846,521. Each unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share at a price of C$1.10 on or before November 9, 2006. Pursuant to an agreement with the Company, the placee, being Ivanhoe, has a pre-emptive right to such percentage of any future offering of securities by the Company to enable them to preserve their pro-rata ownership interest in the Company after their acquisition of these 4,600,000 units. Related share issue costs were comprised of cash costs totalling $21,026.

During the year ended December 31, 2004, the Company issued 533,836 common shares for cash proceeds of $173,011 on the exercise of warrants. Certain of the warrants exercised had a corresponding fair value of $13,197 when issued which has been transferred from additional paid-in capital to common stock on the exercise of the warrants.

In June 2005, the Company completed a non-brokered private placement consisting of 5,665,730 units at a price of C$2.20 per unit for gross proceeds of $10,170,207. Each unit consisted of one common share, one non-transferable share purchase A warrant and one non-transferable share purchase B warrant. Two A warrants entitle the holder to purchase one common share of the Company at a price of C$2.75 for a period of 2 years. Two B warrants entitle the holder to purchase one common share of the Company at a price of C$3.00 for a period of two years. Pursuant to an agreement with the Company, the placee, Kennecott Canada Exploration Inc. (indirect wholly-owned subsidiary of Rio Tinto plc) has the right to acquire additional securities and participate in future financings by the Company so as to maintain its proportional equity in the Company. Related share issue costs were comprised of cash costs totalling $521,798.

In July 2005, the Company completed a non-brokered private placement consisting of 1,876,680 units at a price of C$2.20 per unit for gross proceeds of $3,367,890. Each unit consisted of one common share, one non-transferable share purchase A warrant and one non-transferable share purchase B warrant. Two A warrants entitle the holder to purchase one common share of the Company at a price of C$2.75 for a period of 2 years. Two B warrants entitle the holder to purchase one common share of the Company at a price of C$3.00 for a period of two years.

During the year ended December 31, 2005, the Company issued 10,456,450 common shares for cash proceeds of $10,475,291 on the exercise of warrants.

During the year ended December 31, 2005, the Company issued 772,000 common shares for cash proceeds of $705,673 on the exercise of stock options. The fair value recorded when the options were granted of

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Unaudited)
(Expressed in United States dollars)

6.	COMMON STOCK (cont’d...)

Share issuances (cont’d...)

$532,908 has been transferred from additional paid-in capital to common stock on the exercise of the options.

During the year ended December 31, 2006, the Company issued 1,215,000 common shares for cash proceeds of $1,108,717 on the exercise of stock options. The fair value recorded when the options were granted of $753,628 has been transferred from additional paid-in capital to common stock on the exercise of the options.

In June 2006, the Company issued 4,167 common shares to the University of British Columbia as a donation to become a member of the Mineral Deposit Research Unit. The fair value recorded when the shares were issued of $8,870 has been recorded as a donation expense.

During the period ended March 31, 2007, the Company issued 55,000 common shares for cash proceeds of $38,479 on the exercise of stock options. The fair value recorded when the options were granted of $23,039 has been transferred from additional paid-in capital to common stock on the exercise of the options.

Share purchase warrants

Share purchase warrant transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price (C$)
Balance at December 31, 2005	7,792,410	2.82
Expired	(250,000)	1.05
Balance at March 31, 2007 and December 31, 2006	7,542,410	2.88

At March 31, 2007, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price (C$)	Expiry Date
2,832,865	2.75	June 29, 2007
2,832,865	3.00	June 29, 2007
938,340	2.75	July 7, 2007
938,340	3.00	July 7, 2007
7,542,410

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Unaudited)
(Expressed in United States dollars)

6.	COMMON STOCK (cont’d...)

Stock options

During the year ended April 30, 2003, the Company adopted a stock option plan (the “Plan”) to grant options to directors, officers, employees and consultants. Under the Plan, as amended in May 2006, the Company may grant options to acquire up to 9,888,000 common shares of the Company. Options granted can have a term up to ten years and an exercise price typically not less than the Company’s closing stock price at the date of grant.

Stock option transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price (C$)
Balance at December 31, 2005	8,483,000	1.28
Granted	1,350,000	1.45
Exercised	(1,215,000)	1.04
Expired	(40,000)	1.14
Balance at December 31, 2006	8,578,000	1.34
Granted	50,000	1.77
Exercised	(55,000)	0.82
Balance at March 31, 2007	8,573,000	1.31

The weighted average fair value per stock option granted during the three months ended March 31, 2007 was C$1.24 (March 31, 2006 — C$1.06). The number of stock options exercisable at March 31, 2007 was 8,573,000.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Unaudited)
(Expressed in United States dollars)

6.	COMMON STOCK (cont’d ...)

Stock options (cont’d ....)

At March 31, 2007, the following stock options were outstanding:

Number of Shares	Exercise Price (C$)	Expiry Date
475,000	$0.46	August 26, 2007
325,000	0.60	January 30, 2008
100,000	1.19	March 3, 2008
20,000	1.32	July 10, 2008
690,000	1.00	September 18, 2008
175,000	2.32	November 13, 2008
560,000	1.24	February 11, 2009
1,400,000	1.15	November 12, 2009
600,000	1.25	December 17, 2009
400,000	1.28	January 7, 2010
75,000	1.19	March 3, 2010
63,000	1.48	May 24, 2010
2,205,000	1.75	June 9, 2010
100,000	2.00	August 15, 2010
25,000	1.66	August 25, 2010
20,000	1.85	September 28, 2010
125,000	1.80	January 23, 2011
100,000	2.20	February 8, 2011
20,000	2.34	March 28, 2011
1,025,000	1.32	July 10, 2011
20,000	1.77	December 11, 2011
50,000	1.77	January 22, 2012
8,573,000

Stock-based compensation

The fair value of stock options granted during the three months ended March 31, 2007 was $52,999 (March 31, 2006 — $225,075) which is being recognized over the options vesting periods. Total stock-based compensation recognized during the three months ended March 31, 2007 was $$52,999 (March 31, 2006 — $240,393) which has been recorded in the consolidated statements of operations as follows with corresponding additional paid-in capital recorded in stockholders’ equity:

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Unaudited)
(Expressed in United States dollars)

6.	COMMON STOCK (cont’d ...)

Stock-based compensation (cont’d ...)

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006	Cumulative to March 31, 2007
Consulting fees	$—	$102,579	$1,360,123
Legal	—	—	250,756
Management fees	—	—	2,818,122
Mineral property interests	52,999	91,236	1,596,153
Office and administration	—	31,275	1,400,531
Stockholder communications and investor relations	—	15,303	695,316
	$52,999	$240,393	$8,121,001

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted:

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006
Risk-free interest rate	4.07%	2.85%
Expected life of options (years)	5.0	5.0
Annualized volatility	87%	80%
Dividend rate	0.00%	0.00%

7.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties during the period ended March 31, 2007:

a)  Paid or accrued management fees of $11,772 (March 31, 2006 — $9,787) to directors and officers of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount which represented the amount of consideration established and agreed to by the related parties.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Unaudited)
(Expressed in United States dollars)

8.	SEGMENT INFORMATION

The Company operates in one business segment being the exploration of mineral property interests.

Geographic information is as follows:

	March 31, 2007	December 31, 2006
Identifiable assets
Canada	$13,861,249	$14,827,904
Mongolia	574,130	682,190
	$14,435,379	$15,510,094

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006
Loss for the year
Canada	$(618,544)	$(1,174,460)
Mongolia	(558,092)	(557,316)
	$(1,176,636)	$(1,731,776)

9.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Cash and cash equivalents consisted of cash of $9,314,651 (December 31, 2006—$10,896,180) and short-term investments of $3,433,936 (December 31, 2006—$3,362,242).

10.	COMMITMENTS

The Company is committed to make lease payments for the rental of office space as follows:

2007	$55,548
2008	75,414
2009	77,728
2010	78,693
2011	32,789
Total	$320,172

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Unaudited)
(Expressed in United States dollars)

11.	SUBSEQUENT EVENTS

Subsequent to March 31, 2007, the Company had the following transactions:

a)	Issued 75,000 common shares for proceeds of C$59,800 on the exercise of stock options.

b)	Granted 200,000 stock options exercisable at a price of C$2.16 per share for a term of five years to a consultant and 100,000 stock options exercisable at a price of C$2.16 per share for a term of two years to a consultant.